SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



(Mark One)

[X]        Annual report pursuant to Section 15(d) of the Securities Exchange
           Act OF 1934
           For the fiscal year ended  December 31, 1996
                                      -----------------

                                       Or


[  ]     Transition report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934

           For the transition period from                    to
                                           -----------------    --------------


           Commission file number     1-8483
                                  --------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                               UNOCAL SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                               Unocal Corporation
        2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245

            INDEX TO FINANCIAL STATEMENTS OF THE UNOCAL SAVINGS PLAN





        The following financial statements reflect the status of the Unocal Savings Plan as of December 31, 1996 and 1995, and the results of its transactions for each of the years then ended.



                                                                 Page Number
                                                                 -----------
Statements included herein:


Report of Independent Accountants..........................................2

Statements of Net Assets Available for Benefits
 with Fund Information ..................................................3-4

Statements of Changes in Net Assets Available
  for Benefits with Fund Information.....................................5-6

Notes to Financial Statements...........................................7-10

Item 27(a) - Schedule of Assets Held for Investment Purposes..............12

Item 27(d) - Schedule of Reportable Transactions..........................13

Exhibit Index ............................................................14



        Schedules I, II and III are omitted because the subject matter did not exist or the required information is given in the financial statements or notes to financial statements.

                        REPORT OF INDEPENDENT ACCOUNTANTS






The Unocal Savings Plan/ESOP Committee:





     We have audited the accompanying statements of net assets available for benefits of the Unocal Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.











COOPERS & LYBRAND L. L. P.
June 23, 1997
Los Angeles, California


                                                           Unocal Savings Plan
                                 Statement of Net Assets Available for Benefits with Fund Information
                                                           December 31, 1996



                                             Non-Participant
                                                Directed                             Participant Directed
                                             ----------       ----------------------------------------------------------------------
                                               Unocal          S&P                           Low
                                               Common          500          George Putnam    Volatility   Money          New
                                               Stock           Index Fund   Fund of Boston   Trust Fund   Market Fund  Opportunities
 -----------------------------------------------------------------------------------------------------------------------------------
Assets
 Investments at fair value (Note 2)
  Unocal Common Stock ....................   $329,991,884   $       --             --     $       --     $       --     $       --
  Shares of registered
     investment companies:
     S&P 500 Index Fund ..................           --       39,659,989           --             --             --             --
     George Putnam Fund of Boston ........           --             --       28,940,379           --             --             --
     Low Volatility Trust ................           --             --             --        4,240,936           --             --
     Money Market Fund ...................           --             --             --             --       12,007,378           --
     New Opportunities Fund ..............           --             --             --             --             --       13,768,188
     Voyager .............................           --             --             --             --             --             --
     Participant notes
       receivable (loans) ................           --             --             --             --             --             --
                                             ------------   ------------   ------------   ------------   ------------   ------------
          Total investments ..............    329,991,884     39,659,989     28,940,379      4,240,936     12,007,378     13,768,188

Cash .....................................           --             --             --             --             --             --
                                             ------------   ------------   ------------   ------------   ------------   ------------
         Total Assets ....................    329,991,884     39,659,989     28,940,379      4,240,936     12,007,378     13,768,188

Liabilities
   Amounts due to Plan Sponsor ...........        628,608           --             --             --             --             --
                                             ------------   ------------   ------------   ------------   ------------   ------------
      Total liabilities ..................        628,608           --             --             --             --             --

Net assets available for benefits ........   $329,363,276   $ 39,659,989   $ 28,940,379   $  4,240,936   $ 12,007,378   $ 13,768,188
                                             ============   ============   ============   ============   ============   ============



                                                                                 Participant Directed
                                                                   ------------------------------------------------
                                                                                   Unocal
                                                                                   Common
                                                                    Voyager         Stock             Other               Total
                                                                   -------------  ----------------   --------------  ---------------
Assets
   Investments at fair value (Note 2)
      Unocal Common Stock ..............................       $       --        $153,834,109                           $483,825,993
      Shares of registered
         investment companies:
         S&P 500 Index Fund ............................               --                 --                 --           39,659,989
         George Putnam Fund of Boston ..................               --                 --                 --           28,940,379
         Low Volatility Trust ..........................               --                 --                 --            4,240,936
         Money Market Fund .............................               --                 --                 --           12,007,378
         New Opportunities Fund ........................               --                 --                 --           13,768,188
         Voyager .......................................          7,208,151               --                 --            7,208,151
         Participant notes receivable (loans) ..........               --                 --           16,636,176         16,636,176
                                                               ------------       ------------       ------------       ------------
            Total investments ..........................          7,208,151        153,834,109         16,636,176        606,287,190

Cash ...................................................               --              196,435               --              196,435
                                                               ------------       ------------       ------------       ------------
         Total Assets ..................................          7,208,151        154,030,544         16,636,176        606,483,625

Liabilities
   Amounts due to Plan Sponsor .........................               --                 --                 --              628,608
                                                               ------------       ------------       ------------       ------------
      Total liabilities ................................               --                 --                 --              628,608

Net assets available for benefits ......................       $  7,208,151       $154,030,544       $ 16,636,176       $605,855,017
                                                               ============       ============       ============       ============


The accompanying notes are an integral part of these financial statements.



                                                          Unocal Savings Plan
                                 Statement of Net Assets Available for Benefits with Fund Information
                                                           December 31, 1995


                                             Non-Participant
                                               Directed                             Participant Directed
                                           ------------------   ------------------------------------------------------------------
                                                 Unocal                                              Low
                                                 Common            S&P 500         George Putnam     Volatility       Money
                                                 Stock             Index Fund      Fund of Boston    Trust Fund     Market Fund
                                           ------------------   ------------------------------------------------------------------
Assets
   Investments at fair value
     (Note 2)
      Unocal Common Stock .....................    $245,373,554    $       --      $       --      $       --      $       --
      Shares of registered
        investment companies:
          S&P 500 Index Fund ..................            --        16,019,842            --              --              --
          George Putnam Fund of Boston ........            --              --        12,482,262            --              --
          Low Volatility Trust ................            --              --              --         2,030,022            --
          Money Market Fund ...................            --              --              --              --         2,883,987
          Participant notes receivable ........            --              --              --              --              --
                                                    -----------      ------------    ------------    ------------    ----------
            Total investments .................     245,373,554      16,019,842      12,482,262       2,030,022       2,883,987

Cash ..........................................            --              --              --              --              --
Receivables
    Company contributions .....................           3,834            --              --              --              --
    Participant contributions .................            --              --              --              --              --
                                                    ------------    ------------    ------------      ---------       ---------
         Total Assets .........................     245,377,388      16,019,842      12,482,262       2,030,022       2,883,987

Liabilities
   Amounts due to Plan Sponsor ................         336,098            --              --              --              --
                                                   ------------    ------------    ------------    ----------------------------
      Total liabilities .......................         336,098            --              --              --              --

Net assets available for benefits .............    $245,041,290    $ 16,019,842    $ 12,482,262    $  2,030,022    $  2,883,987
                                                   ============    ============    ============    ============    ============


                                                                             Participant Directed
                                                                         -------------------------------

                                                                         Unocal Common           Other                    Total
                                                                             Stock
                                                                         ------------        ------------             ------------
Assets
   Investments at fair value
     (Note 2)
      Unocal Common Stock ..................................            $154,737,626            $       --              $400,111,180
      Shares of registered
        investment companies:
          S&P 500 Index Fund ...............................                    --                      --                16,019,842
          George Putnam Fund of Boston .....................                    --                      --                12,482,262
          Low Volatility Trust .............................                    --                      --                 2,030,022
          Money Market Fund ................................                    --                      --                 2,883,987
          Participant notes receivable .....................                    --                13,181,171              13,181,171
                                                                        ------------            ------------            ------------
            Total investments ..............................             154,737,626              13,181,171             446,708,464

Cash .......................................................                  86,912                    --                    86,912
Receivables
    Company contributions ..................................                    --                      --                     3,834
    Participant contributions ..............................                   6,391                    --                     6,391
                                                                        ------------            ------------            ------------
         Total Assets ......................................             154,830,929              13,181,171             446,805,601

Liabilities
   Amounts due to Plan Sponsor .............................                    --                      --                   336,098
                                                                        ------------            ------------            ------------
      Total liabilities ....................................                    --                      --                   336,098

Net assets available for benefits ..........................            $154,830,929            $ 13,181,171            $446,469,503
                                                                        ============            ============            ============


The accompanying notes are an integral part of these statements.




                                                             Unocal Savings Plan
                               Statement of Changes in Net Assets Available for Benefits with Fund Information
                                                    For the Year Ended December 31, 1996

                                                         Non-Participant
                                                           Directed                       Participant Directed
                                                        ----------------------------------------------------------------------------
                                                          Unocal                                                  Low
                                                           Common          S&P 500       George Putnam      Volatility        Money
                                                           Stock          Index Fund      Fund of Boston   Trust Fund    Market Fund
                                                        ---------------   -------------- ----------------  ------------- -----------

Additions to net assets attributed to:
   Investment income
       Net appreciation (depreciation) in fair value
          of investments ...........................    $ 95,168,952    $  6,407,719    $  3,547,841    $    130,457    $    394,656
       Interest ....................................            --           228,933         177,986          24,910          26,085
       Dividends ...................................       6,672,799            --              --              --              --
                                                        ------------    ------------    ------------    ------------    ------------
         Total investment income ...................     101,841,751       6,636,652       3,725,827         155,367         420,741

Contributions
   Participant .....................................            --         9,204,749       7,212,903       1,259,891       2,783,664
   Company .........................................      22,731,422            --              --              --              --
                                                        ------------    ------------    ------------    ------------    ------------
      Total contributions ..........................      22,731,422       9,204,749       7,212,903       1,259,891       2,783,664


         Total additions ...........................     124,573,173      15,841,401      10,938,730       1,415,258       3,204,405

Deductions from net assets attributed to:
   Participants withdrawals & distributions ........      40,251,162       2,070,285       1,744,671         295,665       2,765,931
   Trustee fees and other expenses .................              25           7,426           4,239             666           1,249
                                                        ------------    ------------    ------------    ------------    ------------
      Total deductions .............................      40,251,187       2,077,711       1,748,910         296,331       2,767,180

Net increase (decrease) prior
   to interfund transfers ..........................      84,321,986      13,763,690       9,189,820       1,118,927         437,225
Interfund transfers ................................            --         9,876,457       7,268,297       1,091,987       8,686,166
                                                        ------------    ------------    ------------    ------------    ------------

         Net increase (decrease) ...................      84,321,986      23,640,147      16,458,117       2,210,914       9,123,391

Net assets available for benefits:
   Beginning of year ...............................     245,041,290      16,019,842      12,482,262       2,030,022       2,883,987
                                                        ------------    ------------    ------------    ------------    ------------
   End of year .....................................    $329,363,276    $ 39,659,989    $ 28,940,379    $  4,240,936    $ 12,007,378
                                                        ============    ============    ============    ============    ============


                                                                     Participant Directed
                                                     ------------------------------------------------------------------
                                                                                        Unocal
                                                           New                          Common
                                                       Opportunities      Voyager       Stock               Other              Total
                                                     ---------------  -------------  -----------------   ----------------   --------

Additions to net assets attributed to:
   Investment income
       Net appreciation (depreciation) in fair value
          of investments ........................   $    (244,371)   $     163,672   $  48,279,886     $               $ 153,848,812
       Interest .................................          60,613           30,366         464,114             --          1,013,007
       Dividends ................................            --               --         3,529,550             --         10,202,349
                                                    -------------    -------------   -------------    -------------    -------------
         Total investment income ................        (183,758)         194,038      52,273,550             --        165,064,168

Contributions
   Participant ..................................       2,164,478        1,220,965      11,829,369             --         35,676,019
   Company ......................................            --               --              --               --         22,731,422
                                                    -------------    -------------   -------------    -------------    -------------
      Total contributions .......................       2,164,478        1,220,965      11,829,369             --         58,407,441


         Total additions ........................       1,980,720        1,415,003      64,102,919             --        223,471,609

Deductions from net assets attributed to:
   Participants withdrawals & distributions .....         309,188          177,965      15,651,422          777,343       64,043,632
   Trustee fees and other expenses ..............           1,605              900          26,353             --             42,463
                                                    -------------    -------------   -------------    -------------    -------------
      Total deductions ..........................         310,793          178,865      15,677,775          777,343       64,086,095

Net increase (decrease) prior
   to interfund transfers .......................       1,669,927        1,236,138      48,425,144         (777,343)     159,385,514
Interfund transfers .............................      12,098,261        5,972,013     (49,225,529)       4,232,348               --
                                                    -------------    -------------   -------------    -------------    -------------

         Net increase (decrease) ................      13,768,188        7,208,151        (800,385)       3,455,005      159,385,514

Net assets available for benefits:
   Beginning of year ............................            --                --      154,830,929       13,181,171      446,469,503
                                                    -------------    -------------   -------------    -------------    -------------
   End of year ..................................   $  13,768,188    $   7,208,151   $ 154,030,544    $  16,636,176    $ 605,855,017
                                                    =============    =============   =============    =============    =============

The accompanying notes are an integral part of these financial statements.

                                                             Unocal Savings Plan
                               Statement of Changes in Net Assets Available for Benefits with Fund Information
                                                    For the Year Ended December 31, 1995


                                                       Non-
                                                       Participant
                                                       Directed                                     Participant Directed
                                                       ----------   ----------------------------------------------------------------
                                                       Unocal                                           Low
                                                       Common           S&P 500         George Putnam   Volatility      Money
                                                       Stock            Index Fund      Fund of Boston  Trust Fund      Market Fund
                                                       ----------   ----------------------------------------------------------------

Additions to net assets attributed to:
   Investment income
       Net appreciation in fair value
          of investments ...........................    $ 16,053,836    $  1,999,390    $  1,405,771    $     98,460    $     75,366
       Interest ....................................            --           160,118         130,180          21,864          16,562
       Dividends ...................................       6,562,474            --              --              --
                                                        ------------    ------------    ------------    ------------    ------------
         Total investment income ...................      22,616,310       2,159,508       1,535,951         120,324          91,928

Contributions
   Participant .....................................            --         9,076,526       7,791,481       1,558,307       1,419,892
   Company .........................................      24,176,012            --              --              --
                                                        ------------    ------------    ------------    ------------    ------------
      Total contributions ..........................      24,176,012       9,076,526       7,791,481       1,558,307       1,419,892


         Total additions ...........................      46,792,322      11,236,034       9,327,432       1,678,631       1,511,820

Deductions from net assets attributed to:
   Participants withdrawals & distributions ........      19,529,848         288,593         196,401          57,342         180,951
   Trustee fees and other expenses .................              81           2,838           2,302             341             563
                                                        ------------    ------------    ------------    ------------    ------------
      Total deductions .............................      19,529,929         291,431         198,703          57,683         181,514

Net increase prior to interfund transfers ..........      27,262,393      10,944,603       9,128,729       1,620,948       1,330,306

Interfund transfers ................................            --         5,075,239       3,353,533         409,074       1,553,681
                                                        ------------    ------------    ------------    ------------    ------------

         Net increase ..............................      27,262,393      16,019,842      12,482,262       2,030,022       2,883,987

Net assets available for benefits:
   Beginning of year ...............................     217,778,897            --              --              --
                                                        ------------    ------------    ------------    ------------    ------------
   End of year .....................................    $245,041,290    $ 16,019,842    $ 12,482,262    $  2,030,022    $  2,883,987
                                                        ============    ============    ============    ============    ============


                                                                                     Participant
                                                                                      Directed
                                                                      ---------------------------------------
                                                                            Unocal
                                                                            Common
                                                                            Stock                  Other               Total
                                                                      -------------------   ------------------   ------------------

Additions to net assets attributed to:
   Investment income
       Net appreciation in fair value
          of investments .......................................         $  10,634,654          $        --            $  30,267,477
       Interest ................................................               376,373                   --                  705,097
       Dividends ...............................................             4,394,120                   --               10,956,594
                                                                         -------------          -------------          -------------
         Total investment income ...............................            15,405,147                   --               41,929,168

Contributions
   Participant .................................................            15,334,294                   --               35,180,500
   Company .....................................................                  --                     --               24,176,012
                                                                         -------------          -------------          -------------
      Total contributions ......................................            15,334,294                   --               59,356,512


         Total additions .......................................            30,739,441                   --              101,285,680

Deductions from net assets attributed to:
   Participants withdrawals & distributions ....................            10,964,348                283,420             31,500,903
   Trustee fees and other expenses .............................                38,005                   --                   44,130
                                                                         -------------          -------------          -------------
      Total deductions .........................................            11,002,353                283,420             31,545,033

Net increase prior to interfund transfers ......................            19,737,088               (283,420)            69,740,647

Interfund transfers ............................................           (14,444,711)             4,053,184
                                                                         -------------          -------------          -------------

         Net increase ..........................................             5,292,377              3,769,764             69,740,647

Net assets available for benefits:
   Beginning of year ...........................................           149,538,552              9,411,407            376,728,856
                                                                         -------------          -------------          -------------
   End of year .................................................         $ 154,830,929          $  13,181,171          $ 446,469,503
                                                                         =============          =============          =============

The accompanying notes are an integral part of these financial statements.

                               UNOCAL SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1  - DESCRIPTION OF THE PLAN

GENERAL
-------

     Unocal Corporation (Unocal) was incorporated in Delaware on March 18, 1983, to operate as the parent of Union Oil Company of California. The Unocal Savings Plan (the "Plan") provides for Union Oil Company of California d.b.a. Unocal (the "company") contributions and for participants voluntary contributions. Putnam Fiduciary Trust Company is the trustee ("Trustee") of the Plan and invests funds contributed by the company and participants to the Plan. During 1996 and 1995, all company contributions were invested in common stock of Unocal Corporation and participant contributions were invested at the discretion of the participants in a range of investment fund options and Unocal Corporation common stock. Effective March 3, 1997, participants may transfer company contributions into one or more of the Plan investment options. The company will continue to match contributions in only Unocal common stock, however, participants may thereafter transfer these balances into any of the Plan investment options. All shares remain with the Trustee until delivered to participants upon request for withdrawal or after termination of employment. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a defined contribution plan.

        The Savings Plan - Investment Opportunities brochure dated April 1996 and the Unocal Savings Plan Preview dated February 1996 constitute part of a prospectus covering securities that have been registered under the Securities Act of 1933. The April 1996 brochure replaces the Savings Plan - New Investment Opportunities brochure dated January 1, 1995. The April 1996 brochure and the
Savings  Plan  brochure  dated  March 1995 are  addendums  to the Unocal  Profit
Sharing Plan Summary Plan Description booklet dated July 1, 1990. Other information about the Plan can be found in the Summary Plan Description booklet and the subsequent brochures described above.

CONTRIBUTIONS
-------------

PARTICIPANT CONTRIBUTIONS -- Voluntary participant contributions can be all pre-tax, all after-tax, or a combination of both. However, a participant's total annual contribution must not exceed 15 percent of the participant's annual base pay. The pre-tax contributions are also known as 401(k) contributions. A participant's contributions shall not exceed the maximum amount allowed by law.

COMPANY MATCHING CONTRIBUTIONS -- The company matches employee pre-tax 401(k) contributions on a dollar for dollar basis, up to six percent of the contributing participant's base pay.

        At its discretion, the company directs the Trustee to purchase shares attributable to company matching contributions either on the open market or by private purchases directly from the company.

PARTICIPANT ACCOUNTS
--------------------

        Each participant's account is credited with the contributions and the respective net investment earnings or losses of the individual funds as governed by the participant's investment selection.

VESTING
-------

        Participants are always 100 percent vested in participant contributions and the dividends on those contributions. Vesting in the company contributions portion of participant's accounts plus dividends thereon is based on years of credited service. A participant is 100 percent vested in company contributions after five years of credited service.

                               UNOCAL SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

PAYMENT OF BENEFITS
-------------------

     On termination of employment or at such time as participants become eligible to receive benefits, participants may elect to receive their account balance or defer their distribution until a later date, but not beyond April 1 of the year following attainment of age 70-1/2.

     If a participant continues to work past age 70-1/2, federal regulations require distribution of a portion of the participant's account balance by April 1 of the calendar year following the participant's attainment of age 70-1/2.

ROLLOVERS INTO THE PLAN
-----------------------

     As a result of labor contract negotiations, employees of Molycorp, Inc., a wholly owned subsidiary of Unocal, at Mountain Pass became eligible to commence participation in the Plan and make contributions to the Plan after June 30, 1996. In October 1996, employees at Mountain Pass were extended a special election period to rollover into the Plan account balances existing in the Molycorp Inc. 401(k) Savings Plan prior to June 30, 1996. Consequently, account balances totaling $614,739 were transferred in December 1996 to the Plan and are included in participant contributions in the statement of changes in net assets available for benefits.

     In October 1996, former employees of Prairie Producing Company, a company acquired by Unocal, were extended a special election period to rollover into the Plan previously existing account balances in the Prairie Producing Company Employee Benefit Plan. In December 1996, account balances totaling $933,224 were transferred into the Plan and are included in participant contributions in the statement of changes in net assets available for benefits.

        Effective March 3, 1997, the Plan will accept rollovers of qualified amounts from the Unocal Retirement Plan and the Unocal Employee Stock Ownership Plan that are distributed following termination of employment. Additionally, the Plan will accept rollovers from other employers' qualified plans, subject to certain restrictions.

LOANS
-----

        All employees who are participants of the Plan and have a sufficient balance in their employee pre-tax contributions account are eligible to apply for a loan. Members borrow against their own pre-tax account balance and all payments of principal and interest are credited back to their account. Loan types available are "any reason" (except investment in registered securities); "home purchase" (for purchase of a primary residence only); and loans "forced" by a hardship withdrawal request. Repayment periods range from 1 to 15 years depending on the type of loan. The Unocal Savings Plan Loan and Hardship Withdrawal Committee determines the interest rate for loans based on appropriate market rates and applicable federal regulations.

INVESTMENT PROGRAM
------------------

     All contributions are held in trust and invested by the Trustee in accordance with the option or options elected by the participant. A participant's account may be invested in any one or more or all of the following funds administrated by the Trustee:

UNOCAL CORPORATION COMMON STOCK - Monies are used to purchase shares of Unocal Corporation common stock. During 1996 and 1995, company contributions could be invested only in Unocal Corporation common stock. Effective March 3, 1997, participants may transfer company contributions into one or more of the Plan investment options. The company will continue to match contributions in only Unocal common stock, however, participants may thereafter transfer these balances into any of the Plan investment options.

                               UNOCAL SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

PUTNAM S&P 500 - This fund invests in a large variety of publicly traded common stock. The fund is designed to mirror the performance and composition of the Standard & Poor's 500 index.

THE GEORGE PUTNAM FUND OF BOSTON - The monies in this fund are invested in a diversified group of stocks and bonds.

PUTNAM LOW VOLATILITY TRUST FUND - Monies are invested mainly in U.S. government debt securities.

PUTNAM MONEY MARKET FUND - Investments are made in a diversified portfolio of high-quality money market instruments with an average maturity of less than 90 days.

PUTNAM NEW OPPORTUNITIES FUND - Investments are primarily in common stocks of companies within certain emerging industry groups that offer above average potential for growth.

PUTNAM VOYAGER FUND - Investments are in a combination of stocks of smaller companies expected to grow over time, as well as stocks of larger, more established companies.

     Effective during 1996, participants became eligible to transfer pre-tax and after-tax balances into any of the investment alternatives.

FEDERAL INCOME TAX STATUS
-------------------------

       The company obtained its latest determination letter on November 30, 1995, from the Los Angeles District Director of the Internal Revenue Service, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Under Federal regulations effective January 1, 1997, the maximum employee pay eligible for benefit purposes under a qualified plan is $160,000 per year. If an employees' pay exceeds $160,000, only the first $160,000 of base pay will be eligible for calculating employee and company contributions.

     Federal regulations place an annual dollar limit on the amount of employee pre-tax contributions. In 1996 and 1995 the limit was $9,500 and $9,250, respectively. If pre-tax contributions reach the annual limit before year-end, they are suspended for the balance of the year. The company matching contributions are also suspended if the annual limit is reached before year-end.

     Withdrawals from the Plan are generally subject to federal income tax. Also, in-service withdrawals and withdrawals following termination of employment prior to retirement may be subject to a 10 percent federal income tax penalty.

PLAN TERMINATION
----------------

     The company expects to continue the Plan indefinitely, but, as future conditions cannot be foreseen, the company may at any time or from time to time amend or terminate the Plan in whole or part. An amendment may affect present as well as future participants, but may not diminish the account balance of any participant existing on the effective date of such amendment. The company has no present intent to discontinue the company matching contributions or to terminate the Plan.

                               UNOCAL SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
-------------------

     The accompanying financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles. In addition, the following accounting policies are applied:

          a.   Purchases and sales of Unocal Corporation common stock:

               During normal trading by participants, the Trustee will collect all participant directed stock trades throughout the day and will execute and complete one buy and sell trade per day.

               During abnormal conditions or heavy trading by participants, the Trustee may not be able to execute and complete participant directed trades on the same day without affecting the share price. The Trustee is authorized, at its discretion, to buy or sell a portion of the trades during the next day or days. Prices received from each day's trading will be averaged to ensure that all participants requesting trades will be treated equitably.

          b.   Dividend income is recorded on the ex-dividend date.

          c.   Interest income is recorded as earned on the accrual basis.

          d. Substantially all of the administrative and other costs of the Plan are paid by the company.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

VALUATION OF INVESTMENTS
------------------------

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices from national exchanges which represent the new asset value of shares held by the Plan at year-end. The Unocal Corporation common stock is valued at the closing price as reported for the New York Stock Exchange Composite Transactions at December 31, 1996 and 1995. The assets of the Plan are primarily invested in Unocal common stock and in the shares of publicly traded registered investment companies (mutual funds). As a result, the value of the assets of the Plan are subject to the variations in the market. The fair value of the investments and net assets available for benefits could be materially affected by a change in market conditions.




USE OF ESTIMATES IN PREPARATION OF THE FINANCIAL STATEMENTS
-----------------------------------------------------------

        The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

NOTE 3  - FORFEITURES BY MEMBERS

     At December 31, 1996 and 1995, forfeited nonvested accounts totaled $628,608 and $336,098, respectively.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the Company to administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        UNOCAL SAVINGS PLAN
                                         (Name of the Plan)



Date  June 30, 1997              By:  /s/ JOSEPH A. HOUSEHOLDER
                                      -------------------------
                                       Joseph A. Householder
                                       Vice President, Tax and Comptroller



                                                        UNOCAL SAVINGS PLAN
                                   ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                               For the Year Ended DECEMBER 31, 1996



                                                   (c) Description of Investment
                                                       Including Maturity Date,
          (b) Identity of Issue, Borrower,             Rate of Interest, Collateral,                                   (e)Current
    (a)       Lessor or Similar Party                  Par or Maturity Value                  (d)  Cost                   Value
------------------------------------------------------------------------------------------------------------------------------------

  **           Unocal Corporation                     Unocal Corporation Common Stock        $272,006,116               $483,825,993
                                                      (11,909,563 shares)

   *           Putnam Investments                     S & P 500 Index Fund                     32,511,433                 39,659,989
                                                      (2,331,569 shares)

   *           Putnam Investments                     George Putnam Fund of Boston             27,455,026                 28,940,379
                                                      (1,764,657 shares)


   *           Putnam Investments                     Putnam Low Volatility Trust Fund          4,055,330                  4,240,936
                                                      (373,980 shares)

   *           Putnam Investments                     Putnam Money Market Fund                 12,007,374                 12,007,378
                                                      (12,007,378 shares)

   *           Putnam Investments                     Putnam New Opportunities Fund            14,110,056                 13,768,188
                                                      (338,868 shares)

  *           Putnam Investments                     Putnam Voyager Fund                        7,495,866                  7,208,151
                                                      (447,156 shares)


   *           Putnam Investments                     Participant Loans                               --                  16,636,176

                                                                                             ------------               ------------
                                                                                             $369,641,201               $606,287,190
                                                                                             ============               ============

* Trustee for the Plan and, therefore a party-in-interest for which a statutory exemption exists.

** Sponser and employer, and therefore, a party-in-interest for which a statutory exemption exists.



                                                       UNOCAL SAVINGS PLAN
                                  ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS (1)
                                          FOR THE YEAR ENDED DECEMBER 31, 1996





                     (b)Description                                             (f)Expense                 (h)Current
                     of Assets                                                   Incurred                   Value of       (i)Net
                     (Including Interest   (c)Purchase  (d)Selling    (e)Lease   With          (g) Cost     Asset on        Gain
(a)Identity of       Rate and Maturity        Price        Price       Rental    Transaction   of Asset     Transaction     Or
Party Involved       in Case of a loan)                                                                     Date           (loss)
------------------------------------------------------------------------------------------------------------------------------------



Unocal Corporation   Unocal Corporation    51,398,812                                        51,398,812   51,398,812
(2)                  Common Stock
                     (286 Transactions)

Unocal Corporation   Unocal Corporation                  111,132,633                         74,200,354  111,132,633     36,932,279
(2)                  Common Stock
                     (1,546 transactions)


Putnam Investments  George Putnam          22,436,274                                        22,436,274   22,436,274
(3)                 Fund (361 transactions)

Putnam Investments  George Putnam                        7,107,966                            6,771,653    7,107,966        336,313
(3)                 Fund (578 transactions)

Putnam Investments  Putnam Voyager Fund     8,500,780                                         8,500,780    8,500,780
(3)                 (247 transactions)

Putnam Investments  Putnam Voyager Fund                  1,017,788                            1,004,915    1,017,786         12,871
(3)                 (216 transactions)

Putnam Investments  Putnam New             16,496,947                                        16,496,947   16,496,947
(3)                 Opportunity Fund
                    (255 transactions)

Putnam Investments  Putnam New                            2,378,771                           2,386,891    2,378,771         (8,120)
(3)                 Opportunity Fund
                    (244 transactions)

Putnam Investments  Putnam S&P 500         27,333,133                                        27,333,133   27,333,133
(3)                 Fund (247 transactions)

Putnam Investments  Putnam S&P 500                       10,100,706                           8,955,626   10,100,706      1,145,080
(3)                 Fund (582 transactions)

Putnam Investments  Putnam Low              3,640,603                                         3,640,603    3,640,603
(3)                 Volatility Fund
                    (257 transactions)

Putnam Investments  Putnam Low                            1,560,145                           1,523,062    1,560,145         37,083
(3)                 Volatility Fund
                    (414 transactions)

Putnam Investments  Putnam Money            1,586,627                                         1,586,627    1,586,627
(3)                 Market Fund
                    (520 transactions)

Putnam Investments  Putnam Money                          8,295,000                           8,295,004    8,295,000             (4)
(3)                 Market  Fund
                    (448 transactions)


(1) Under ERISA, a reportable transaction is a transaction or series of transactions during the Plan year that involves more than 5 percent of the fair value of the Plan assets at the beginning of the Plan year, with certain exceptions.

(2) Trustree for the Plan and, therefore a party-in-interest for which a statutory exemption exists.

(3) Sponsor and employer and, therefore a party-in-interest for which a statutory exemption exists.

                               UNOCAL CORPORATION

                                  EXHIBIT INDEX





Exhibit 23 Consent of Coopers & Lybrand L.L.P.